FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2006

Commission File Number	000-30224

CRYPTOLOGIC INC.

55 St. Clair Avenue West, 3rd Floor
Toronto, Ontario, Canada
M4V 2Y7

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....☐..... Form 40-F...☒...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date October 10, 2006	CRYPTOLOGIC INC. Lewis N. Rose President and Chief Executive Officer

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FOR IMMEDIATE RELEASE

Symbol: TSX: CRY; NASDAQ: CRYP; LSE: CRP

CRYPTOLOGIC BRINGS A NEW DIMENSION TO INTERNET CASINOS — WITH CUBIS®

E-gaming software leader introduces first slot version of wildly popular 3D puzzle game

October 10, 2006 (Toronto, ON) – CryptoLogic Inc., a leading software developer to the global Internet gaming market, is bringing one of the Internet’s most popular online casual games to some of the world’s top Internet casinos. The company announced today that it has signed an exclusive five-year agreement for the rights to develop the online slot version of Cubis®, an award-winning, visually stunning, hugely popular three-dimensional puzzle game. The game will be offered to licensees through CryptoLogic’s subsidiary, WagerLogic Limited, starting in the fourth quarter of 2006.

“CryptoLogic continues to lead the innovation of play-for-money slot versions of the world’s most popular online casual games — from Bejeweled to Cubis®,” said Lewis Rose, CryptoLogic’s President and CEO. “CryptoLogic’s Cubis® will be another “first” in online slots. By combining the appeal of a puzzle game with the excitement of a slot machine, CryptoLogic will again deliver unique online entertainment to players, and drive profitability for our customers.”

Created by FreshGames, Cubis® is already played online more than seven million times a month, and consistently ranks in the top 10 games played on major portals such as Yahoo!, AOL and MSN. Cubis® was also selected over many other games to be bundled on the US release of the Treo 700w, and is one of nine premium games to launch on the newest iPods.

According to Justin Thouin, CryptoLogic’s Vice President, Casino Software Development, “Our first casual game slot, based on Bejeweled, the fast-paced, gem-matching game, has quickly become a player favourite. With all of the success of Cubis® online, on phones and on iPod, we expect a tremendous reception for this brand new slot, too.”

The slot version of Cubis® will feature a three-dimensional board, intense graphics, a variety of game backgrounds and hidden secrets. With up to 15 winning lines and possible payouts worth 50,000 coins, players can wager as little as one penny to as much as $300 per play.

“CryptoLogic’s software innovations continue to translate into exciting growth for our licensees,” added A.J. Slivinski, WagerLogic’s Managing Director. “With its stunning visuals and unique game action, Cubis® takes online slots to a whole new dimension. It is certain to be a favourite with fans of other casual online games, and players everywhere.”

CryptoLogic has introduced more than 60 new casino games since 2004. Recent releases include successful slot titles such as Sweet Thing, an updated version of Rags to Riches, and new Marvel Super Hero-themed games based on Thor and Silver Surfer. Another standout was the industry’s first-ever online version of the popular land-based casino game, Texas Hold’Em Bonus Poker. CryptoLogic’s own patented online slot game, Millionaires Club®, currently offers a $4.5 million jackpot, the largest in online gaming history.

TEL (416) 545-1455 FAX (416) 545-1454

55 ST. CLAIR AVENUE WEST, 3RD FLOOR, TORONTO, CANADA M4V 2Y7

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About CryptoLogic( (www.cryptologic.com)

Focused on integrity and innovation, CryptoLogic Inc. is the world’s largest public online gaming software developer and supplier. Its leadership in regulatory compliance makes it one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming. WagerLogic Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to an internationally-recognized blue chip customer base worldwide. For information on WagerLogic(, visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (symbol: CRY), on the NASDAQ Global Select Market (symbol: CRYP), and on the Main Market of the London Stock Exchange (symbol: CRP).

Cubis® is a registered trademark of FreshGames, LLC and is used with permission. Copyright © 2006 FreshGames, LLC. All rights reserved. www.freshgames.com

For more information, please contact:

CryptoLogic, (416) 545-1455	Argyle Rowland Communications, (416) 968-7311 (media only)
Rick Wadsworth, Director of Communications	Karen Passmore, ext. 228/ kpassmore@argylerowland.com
Daniel Tisch, ext. 223/ditch@argylerowland.com

Corfin Communications (UK media only)
Ben Hunt, +44 207 929 8985
Neil Thapar, +44 207 929 8999
Harry Chathli, +44 207 979 8980

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this press release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.